

February 2, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of IRIS ACQUISITION CORP II, under the Exchange Act of 1934:

- Units, each consisting of one Class A Ordinary Share and one-half of one redeemable Warrant
- Class A Ordinary Shares, par value $0.0001 per share
- Redeemable warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com